SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
                 Tender Offer Statement under Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            NTS-Properties Plus Ltd.
                       (Name of Subject Company (issuer))

                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X] third-party tender offer subject to rule 14d-1.
         [ ] issuer tender offer subject to rule 13e-4.
         [X] going private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on November 30, 2000 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J.D. Nichols and Brian F. Lavin. The Offeror, Mr. Nichols and Mr. Lavin are all affiliates of the subject company, NTS-Properties Plus Ltd. (the "Partnership"). The Original Statement and this Amendment No. 1 relate to an offer by ORIG to purchase up to 611,266 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 1 amends the Original Statement by including a Supplement to the Offer to Purchase dated February 14, 2001 and an amendment to the fairness opinion of Integra Chapman & Bell dated October 23, 2000 which was filed as Exhibit (c)(4) to the Original Statement. Integra Chapman & Bell has consented to the inclusion of its fairness opinion dated October 23, 2000 as an exhibit to the Original Statement, and to the inclusion of the amendment to the fairness opinion as an exhibit to this Amendment No. 1. The Supplement is attached hereto as Exhibit (a)(1)(vi), and the amendment to the fairness opinion is attached hereto as Exhibit (c)(5).

Item 12.  Material to be Filed as Exhibits.

         (a)(1)(vi)        February 14, 2001 Supplement to Offer to Purchase.

         (c)(5) Amendment dated January 15, 2001 to Fairness Opinion of Integra Chapman & Bell dated October 23, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 14, 2001               ORIG, LLC, a Kentucky limited liability
                                         company.

                                         By:/s/ J.D. Nichols
                                            ------------------------------------
                                            J.D. Nichols, Managing Member


                                            /s/ J.D. Nichols
                                            ------------------------------------
                                            J. D. Nichols, individually


                                            /s/ Brian F. Lavin
                                            ------------------------------------
                                            Brian F. Lavin, individually

                                    EXHIBITS



Exhibit
Number                    Description
------                    -----------
(a)(1)(vi)                February 14, 2001 Supplement to Offer to Purchase.

(c)(5) Amendment dated January 15, 2001 to Fairness Opinion of Integra Chapman & Bell dated October 23, 2000.

                                                              EXHIBIT (a)(1)(vi)



                February 14, 2001 Supplement to Offer to Purchase

                                   SUPPLEMENT
                                   ----------

                           OFFER TO PURCHASE FOR CASH
                  ALL OUTSTANDING LIMITED PARTNERSHIP INTERESTS
                         OF NTS-PROPERTIES PLUS LTD. AT
                         $1.15 PER INTEREST BY ORIG, LLC

         This supplement dated February 14, 2001 ("Supplement") to the Offer to Purchase limited partnership interests of NTS-Properties Plus Ltd. by ORIG, LLC dated November 30, 2000 ("Offer to Purchase") and the Letter of Transmittal accompanying the Offer to Purchase (the Offer to Purchase and Letter of Transmittal, along with any amendments or supplements, collectively constitute the "Offer") supersedes any portions of the Offer to Purchase which may be inconsistent with information contained herein. Except as expressly modified by this Supplement, the terms and conditions described in the Offer to Purchase and the Letter of Transmittal still apply to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Capitalized terms used in this Supplement and not otherwise defined will have the same meaning as set forth in the Offer to Purchase.

                    THE OFFER TO PURCHASE AND THIS SUPPLEMENT
                 CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD
                READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH
                              REGARD TO THE OFFER.


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.



                The date of this Supplement is February 14, 2001.

                               SUMMARY TERM SHEET

The Summary Term Sheet included in the Offer to Purchase has been amended and restated in its entirety. Where there are references in the Summary Term Sheet to sections of the Offer to Purchase, please refer to this Supplement as well as the original Offer to Purchase.

o THE OFFEROR. ORIG, LLC is making this tender offer. We are a Kentucky limited liability company and an affiliate of your general partner and of the partnership. We have purchased interests in several limited partnerships affiliated with your general partner and the partnership. See
     Part I, Section 1 and Part II, Section 10.

o OUR OFFER. We are offering to purchase all of the partnership's 611,266 outstanding interests that are not owned by affiliates of us or the partnership. See Part II, Section 2.

o OUR OFFERING PRICE. We will purchase tendered interests in cash for $1.15 per interest. See Part II, Section 2.

o FACTORS IN DETERMINING OUR OFFERING PRICE. In determining the offering price per interest we considered, among other things, the following:

     o    The  per  interest   price  paid  to  limited   partners  in  previous
          transactions. See Part I, Section 2.

     o The per interest price paid to limited partners in secondary market transactions during the period from January 1, 1997 to February 29, 2000, in which interests were transferred between limited partners at prices ranging from $.05 to $1.76 per interest, including a purchase of interests by a third party in January 2000 for $1.76 per interest and a purchase of interests by a third party in February 2000 for $1.55 per interest. See Part I, Section 2.

     o The written opinion of Integra Chapman & Bell, an independent real estate appraisal firm, dated October 23, 2000, which states that the price of $1.15 per interest which we are offering to pay you for your interests is fair from a financial point of view. Integra Chapman & Bell based its opinion on the assumptions, limitations and qualifications described in the opinion. See Part I, Sections 2 and 3.

     o    The absence of a trading market for the interests. See Part I, Section
          2.

o OTHER PARTIES INVOLVED. While we are the only party offering to purchase your interests, we are affiliated with four other parties which have made filings with the Securities and Exchange Commission in connection with our offer. Two of these parties are J.D. Nichols and Brian Lavin. Both Mr. Nichols and Mr. Lavin are executive officers of NTS Capital Corporation, which is the corporate general partner of your general partner, and Mr. Nichols is also the sole director of NTS Capital Corporation and the managing general partner of your general partner. The other two affiliated parties are your general partner and the partnership, with whom we are affiliated because, among other reasons, our owners, Mr. Nichols and Mr. Lavin, have decision-making authority with regard to the general partner. See Part I, Section 5 and Part II, Section 10.

o RECOMMENDATION OF THE GENERAL PARTNER. The general partner of the partnership, which is an affiliate of ours, believes that the offer is advisable, fair, and in your best interest. Your general partner recommends that you accept the offer and tender your shares. Your general partner based its belief that the offer is fair, in part, on the opinion of Integra Chapman & Bell attached as an exhibit to the Schedule TO filed with the Securities and Exchange Commission in connection with this tender offer. Your general partner has a conflict of interest with regard to the offer because, among other things, its affiliation with us. See Part I, Sections 2 and 5.

o DETERMINATION OF FAIRNESS. In addition to the fairness determination made by the general partner in deciding to recommend that you accept the offer, we, Mr. Nichols, Mr. Lavin and the partnership have determined that the offer is fair to you. Our fairness determination, as well as that of the partnership, Mr. Nichols and Mr. Lavin, is based on the same factors considered by the general partner in making its determination. We have a conflict of interest in connection with this fairness determination because we are making the offer and have an incentive to acquire interests at a low price and to make a profit. Mr. Nichols and Mr. Lavin also have a conflict of interest because of their ownership of us and their decision-making authority with respect to the general partner. The partnership has a conflict of interest because of its affiliation with us. See Part I, Sections 2 and 5.

o CONDITIONS TO OUR OFFER. We are offering to purchase outstanding interests from all limited partners that are not affiliates of us or the partnership, and our offer is not generally conditioned on your tendering any minimum number of your interests. We will not, however, accept your tender if, as a result of the tender, you would continue to be a limited partner and would hold fewer than two hundred fifty (250) interests. There are a number of conditions to our offer, including the absence of certain changes in the partnership, the absence of certain changes in the financial markets and the absence of competing tender offers. See Part II, Sections 2 and 6.

o PURPOSE OF OUR OFFER. The purpose of our offer is to acquire control of the partnership. If we acquire a majority, but less than all, of the outstanding interests, we may propose and seek to have the partnership consummate a merger or similar transaction with another entity or with us. Entities which we consider to be potential parties to a merger or similar transaction with the partnership include, but are not limited to, other limited partnerships that are affiliated with the partnership. If the partnership completes a merger or similar transaction, it is possible that the partnership will no longer exist. See Part I, Section 4.

o GOING-PRIVATE TRANSACTION. Our offer is considered a going-private transaction, because if we purchase all of the tendered shares, there may be so few remaining limited partners and publicly-held interests that the partnership will no longer make filings with the SEC or comply with the securities laws and SEC regulations governing publicly-held companies. In addition, if we succeed in gaining control of the partnership and later cause it to merge with a privately-held affiliate, this would also be considered a going private transaction. See Part I, Sections 4 and 7.

o RIGHT TO EXTEND THE EXPIRATION DATE. The offer expires on Friday, March 30, 2001 at 12:00 Midnight, Eastern Standard Time, but we may extend the expiration date by providing you with a written notice of the extension. See Part II, Section 2.

o SUBSEQUENT OFFERING PERIOD. We do not intend to have a subsequent offering period after the expiration date of the initial offering period, including any extensions. See Part II, Section 13.

o HOW TO TENDER YOUR INTERESTS. To tender your interests, complete and sign the accompanying letter of transmittal included in these materials, and send it to NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in Part II, Section 16 of this offer to purchase by 12:00 Midnight on Friday, March 30, 2001 Eastern Standard Time. See Part II, Section 3.

o WITHDRAWAL RIGHTS. You can withdraw your interests at any time prior to the expiration of our offer, including any extensions. In addition, you can withdraw your interests at any time prior to the expiration date or the date we pay you for your interests, whichever is later. See Part II,
     Section 4.

o HOW TO WITHDRAW. To withdraw your interests, you need to send a notice of withdrawal to the information agent. This notice must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in Part II, Section 16 of this offer to purchase on or before the expiration date. If you file a notice of withdrawal it must specify the name of the person withdrawing the tender and the amount of interests previously tendered that are being withdrawn. See Part II, Section 4.

o PAYMENT FOR YOUR INTERESTS. If you tender your interests and we accept your tender, we will pay the price of any of your interests which we purchase by sending you a check. We will deliver all checks by first class U.S. Mail deposited in the mailbox within five business days after the expiration date. See Part II, Section 5.

o TAX CONSEQUENCES. Your sale of interests in this offer will be a taxable transaction for federal income tax purposes. The consequences to each limited partner may vary and you should consult your tax advisor on the precise tax consequences to you. See Part II, Section 11.

o AVAILABILITY OF FUNDS. We currently have funds available under a line of credit that are sufficient to enable us to purchase all of the interests sought in our offer. See Part II, Section 9.

o ADDITIONAL INFORMATION. If you would like any additional information about the offer, you can call 1-800-387-7454.

              -----------------------------------------------------


                                    IMPORTANT

ALL LIMITED PARTNERS SHOULD READ THIS SUPPLEMENT. IF YOU HAVE PREVIOUSLY TENDERED YOUR INTERESTS AND HAVE NOT WITHDRAWN THOSE INTERESTS, YOU DO NOT NEED TO TAKE ANY FURTHER ACTION. IF YOU HAVE NOT YET TENDERED INTERESTS AND WISH TO TENDER, YOU SHOULD COMPLETE AND SIGN THE ENCLOSED LETTER OF TRANSMITTAL IN
ACCORDANCE WITH THE INSTRUCTIONS IN THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL AND DELIVER IT TOGETHER WITH THE CERTIFICATES(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED, THE SUBSTITUTE FORM W-9 AND ANY OTHER REQUIRED DOCUMENTS TO THE PARTNERSHIP. IF THE CERTIFICATE OF OWNERSHIP FOR YOUR INTERESTS HAS BEEN LOST, STOLEN OR DESTROYED, YOU SHOULD SEND AN EXECUTED AFFIDAVIT AND INDEMNIFICATION AGREEMENT FOR MISSING CERTIFICATE(S) OF OWNERSHIP, ATTESTING TO THIS FACT, IN PLACE OF THE CERTIFICATE. IF YOUR INTERESTS ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE YOU MUST CONTACT THAT BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF YOU DESIRE TO TENDER THESE INTERESTS.

              -----------------------------------------------------

                                  INTRODUCTION

     The following information amends and supplements the Introduction to the Offer to Purchase:

     The purpose of the Offer is to enable us to acquire control of, and the entire equity interest in, the Partnership. If, after the Offer, we and our affiliates hold a majority but less than all of the Interests, we will consider proposing and seeking to have the Partnership consummate a merger or similar business combination with another entity or with us. If we succeed in obtaining a majority of the Interests, we would have the ability to approve any of these types of transactions without the consent of any other limited partner. Entities which we consider to be potential parties to a merger or similar business combination with the Partnership include, but are not limited to, the limited partnerships that are affiliated with the Partnership. In any such transaction you might receive cash or, alternatively, an interest in the entity with which the Partnership merges. The purpose of a merger or similar business combination would be to eliminate the expenses which the Partnership incurs by being an independent public entity, which we estimate to be approximately $61,000 per year. These expenses, coupled with the other operating expenses of the Partnership, exceed the limited cash flow generated by the Partnership's real estate joint ventures. In addition, the Partnership has limited ability to make capital contributions to the joint ventures in which it participates. The General Partner anticipates that any merger involving the Partnership would be with an entity with a greater ability to make these contributions.

                                  RISK FACTORS
                                  ------------

     The first risk factor under the heading "If You Tender All or Any Portion of Your Interests You Are Subject to Risks Including the Following" is amended and restated in its entirety to read as follows:

     The purchase price may be less than the fair market value and liquidation value of the Interests and is less than the amount paid for Interests by third parties. The Interests are not traded on a recognized stock exchange or trading market. There is no active, liquid market for the Interests, and it is unlikely that this type of market will develop in the near future. We are aware of the following transactions in or offers for Interests:

     o secondary market transactions during the period from January 1, 1997 to February 29, 2000 in which Interests were transferred between limited partners at prices ranging from $.05 to $1.76 per Interest, including a purchase of Interests by a third party in January 2000 for $1.76 per Interest and a purchase of Interests by a third party in February 2000 for $1.55 per Interest;

     o purchases by the Partnership of 42,002 Interests for $1.00 per Interest during the period from December 1996 to August 1999;

     o purchases by us and Ocean Ridge of a total of 32,379 Interests for $1.00 per Interest during the period from January 1998 to August 2000; and

     o a tender offer made by an unaffiliated third party in September 1998 at a price of $1.15 per Interest.

     As of September 30, 2000 and December 31, 1999, the book value of each Interest was approximately $(.92). On October 20, 2000, the General Partner obtained an appraisal of the value of the Interests from a private real estate appraisal firm, Integra Chapman & Bell, which is unaffiliated with the Partnership. Integra Chapman & Bell estimated a range of values of between $(2.13) and $1.45 per Interest.

     The Purchase Price per Interest in this Offer was determined by us in part based on the purchase price paid to limited partners in the transactions described above and in part based on the appraisal described above. The purchase price per Interest in any of the transactions described above, the valuation range developed by Integra Chapman & Bell and the Purchase Price in this Offer may not reflect the value of the Interests. If you were to hold your Interests until termination or liquidation of the Partnership, you could receive greater or lesser value than the Purchase Price for your Interests. Neither we nor the General Partner has performed an analysis to determine the liquidation value of the Interests. This type of analysis would require a determination of the cash that the Partnership would generate from the sale of its assets. However, the major assets of the Partnership are its minority interests in two real estate joint ventures, and the General Partner does not believe there is a market for these interests. Accordingly, the General Partner did not believe that a liquidation analysis would be meaningful.

                                     PART I
                                 SPECIAL FACTORS

     Section 1. Background of the Offer.

     Part I, Section 1 of the Offer to Purchase is amended and restated in its entirety to read as follows:

     The Partnership owns a 39% interest in a joint venture which itself owns 100% of a commercial property located in Louisville, Kentucky known as Blankenbaker Business Center 1A. The Partnership also owns a 7.69% interest in the Lakeshore/University II Joint Venture which itself owns 100% of three commercial properties located in Fort Lauderdale, Florida known as Lakeshore Business Center Phases I, II and III. For a description of these properties, see
Part II, Section 10 of this Offer to Purchase.

     Blankenbaker Business Center 1A has one tenant, Sykes HealthPlan Services, Inc., which occupies 100% of the Business Center. In 1999, Sykes HealthPlan Services, Inc. announced its intention to build its own facility in Jefferson County, Kentucky, which raised a question as to whether it intended to occupy the Business Center through the expiration of the lease in July 2005. In June 2000, Sykes HealthPlan Services, Inc. was sold to a New York investment firm. The Partnership has not yet received any information concerning the effect that this sale may have on the intention of Sykes HealthPlan Services, Inc. to occupy the Business Center through the expiration of the lease in July 2005. A prior owner of Sykes HealthPlan Services has guaranteed its obligation under the lease. However, if Sykes HealthPlan Services, Inc. vacates the Business Center before expiration of the lease, there is a risk that it may not make all of the payments required under the lease and the Partnership may not be able to collect on the guaranty or find a replacement tenant.

     Lakeshore Business Center Phase I was 74% occupied at September 30, 2000 and December 31, 1999, and 85% occupied at December 31, 1998. Lakeshore Business Center Phase II was 86% occupied at September 30, 2000 and December 31, 1999, and 79% occupied at December 31, 1998. On December 6, 1999, the Lakeshore/University II Joint Venture signed an agreement with a contractor providing for the construction of Lakeshore Business Center Phase III. As of September 30, 2000, the joint venture had incurred approximately $2,820,000 in expenses for the construction of Lakeshore Business Center Phase III. The total estimated cost of construction of Lakeshore Business Center Phase III is approximately $4,300,000 and will be funded by capital contributions made by NTS-Properties V in July 1999 and approximately $2,680,000 in debt financing. For a description of the debt financing arrangement, see Part II, Section 10 of this Offer to Purchase. As of January 15, 2001, the construction of Lakeshore Business Center Phase III was approximately 95% completed, and approximately 28% of the building's space was leased.

     The Partnership has experienced losses from operations in recent years. The Partnership had a net loss of $14,063 in 1999. While the Partnership had net income of $2,026,515 in 1998, this was due primarily to a gain on the sale of assets of $2,083,049. In 1997 the Partnership had a net loss of $77,434. In addition, its cash flow has been and will continue to be impaired by the following circumstances:

     o The tenant occupancy at Lakeshore Business Center Phases I and II. As of September 30, 2000, Lakeshore Business Center Phase I was 74% occupied, as compared to 85% at the end of 1998. Lakeshore Business Center Phase II was 86% occupied, as compared with 79% at the end of 1998.

     o    The funding  necessary to construct  Lakeshore  Business  Center Phase
          III. The construction cost of this property is approximately $4,300,000. At the time of construction the Partnership had a 12% ownership interest in the joint venture owning this property and accordingly would have been responsible for $516,000 of these costs. As noted above, the Partnership was unable to make capital contributions to the joint venture to pay its share of these construction costs, and its percentage interest in the joint venture has since declined to 7.69%.

     o The funding necessary to cover the costs of improvements, replacements and/or repairs to all of the Partnership's joint venture properties. The Partnership's share of these costs was $29,800 and $59,449 in 1998 and 1999, respectively. For 2000, the Partnership's share of these costs is estimated at $20,100, and its share is projected to be approximately $57,700 in 2001.

     o The large payments on the loans used to purchase and make improvements to the joint venture properties. The Partnership's income expense was $127,424, $206,672, and $293,936 for the nine months ended September 30, 2000, and the years ended December 31, 1999 and 1998, respectively.

     o The administrative costs associated with being a public partnership. The Partnership estimates that these administrative costs, which include legal and accounting fees and the costs associated with communications with limited partners, were $72,834, $37,239 and $73,846 for 2000, 1999 and 1998, respectively. On average, these expenses were equal to approximately 11.8% of the Partnership's rental income.

These operating losses and reduced cash flow have made it difficult for the Partnership to pay its expenses and as a result the Partnership has:

     o requested NTS Development Company, an affiliate of the Partnership and of us, to defer amounts owed to it by the Partnership for property management and repair and maintenance fees;

     o    borrowed funds from a bank to enable it to meet its expenses; and

     o failed to make capital contributions to the joint ventures in which it participates, resulting in a reduction of its percentage ownership in the joint ventures. The other participants in the joint venture are NTS-Properties IV, Ltd., NTS-Properties V, and NTS/Ft. Lauderdale, Ltd., all of which are affiliates of the Partnership because, among other things, Mr. Nichols and NTS Capital Corporation, the general partners of the General Partner, have similar roles with respect to NTS-Properties IV, Ltd. and NTS-Properties V, and because Mr. Nichols indirectly owns a majority of the stock of NTS Ft. Lauderdale, Ltd. See Part II, Section 10 of the Offer to Purchase.

     In July 1999 a series of meetings were held between Mr. Nichols, Mr. Lavin, Gregory A. Wells and Neil A. Mitchell, all acting on behalf of the General Partner, to evaluate the cash needs of the Partnership relating to its obligations as a member of the Lakeshore/University II Joint Venture. Mr. Nichols is the Chairman of the Board of NTS Capital Corporation, the corporate general partner of the General Partner, as well as the managing general partner of the General Partner. Mr. Lavin, Mr. Wells and Mr. Mitchell serve as President/Chief Operating Officer, Chief Financial Officer, and Vice President, respectively, of NTS Capital Corporation. After analyzing the Partnership's cash position, the General Partner determined the Partnership's ability to continue as a going concern depended upon NTS Development Company's continued guaranty of the Partnership's indebtedness. Following its determination, Mr. Nichols, Mr. Lavin, Mr. Wells and Mr. Mitchell, on behalf of the General Partner, identified potential solutions to the Partnership's financial problems including the following:

          (i) a refinancing of the debt on the joint venture properties to improve cash flow;

          (ii) a sale of all of the Partnership's assets, including its joint venture interests in Blankenbaker Business Center Joint Venture and Lakeshore/University II Joint Venture, followed by a liquidation of the Partnership with the proceeds from the sale of the Partnership's assets to be distributed to the limited partners;

          (iii)a merger of the Partnership with us or an entity affiliated with the Partnership under which we or the affiliate would be the surviving entity and the Partnership would cease to exist; and

          (iv) a third-party tender offer made by an entity affiliated with the Partnership under which the affiliate would offer to purchase all of the outstanding Interests.

     The General Partner decided that it need more information to properly evaluate the foregoing options. Accordingly, in July of 1999 the General Partner decided to have a third party conduct appraisals of the Partnership's joint venture properties. Mr. Lavin and Mr. Mitchell were asked to locate an appropriate third party to conduct the valuation. Mr. Lavin and Mr. Mitchell had discussions with four financial services firms, including Integra Chapman & Bell, after which the General Partner decided to hire Integra Chapman & Bell to conduct the appraisals. In November of 1999, the General Partner received the results of the appraisals from Integra Chapman & Bell.

     In January 1998, NTS Financial Partnership provided security for a loan incurred by the Partnership. NTS Financial Partnership is an affiliate of the Partnership because it is owned by NTS Capital Corporation, the Corporate General Partner of the General Partner, NTS Development Company, and J.D. Nichols. NTS Development Company is a wholly-owned subsidiary of NTS Corporation, which also wholly-owns NTS Capital Corporation. In March 1999, NTS Development Company and NTS Corporation agreed to defer amounts owed to them by the Partnership as of December 31, 1998 and for all of 1999. In addition, NTS Development Company and NTS Corporation agreed to advance funds to the Partnership to enable it to make necessary payments to non-affiliates. NTS Financial Partnership's provision of security for the Partnership's debt, as well as NTS Development Company's deferral of expenses and advances of funds, were based in part on the hope that the Partnership's losses would decrease. At the end of 1999, however, NTS Financial Partnership determined that the Partnership's losses were unlikely to decrease, and informed the Partnership that as of December 31, 1999, it would no longer provide security for the Partnership's debt. In addition, as of January 1, 2000, for the same reason, NTS Development Company and NTS Corporation will no longer defer expenses or advance any additional funds to the Partnership. On March 24, 2000, independent auditors of the Partnership issued an opinion following an audit of the Partnership's financial statements questioning the ability of the Partnership to continue as a going concern. In addition, the General Partner determined that even if the cash flow from the Partnership's properties improved, because of increased occupancy rates, the Partnership's share of this cash flow would not be enough to offset its administrative expenses.

     Based on the results of the appraisal of the Partnership's joint venture properties and an assessment of its general financial condition and results of operations, the General Partner considered the actions set forth under items
(i)-(iv) above with a view to preventing the additional depletion of the Partnership's resources and maximizing the value of each limited partner's investment in the Partnership.

     The joint ventures in which the Partnership has ownership interests determined that a refinancing of the loans on the joint venture properties would not improve the cash flow of the joint venture properties because it would involve paying a substantial penalty. The precise amount of the prepayment penalties are specified in the loan agreements between the joint ventures and the lenders. The Partnership estimates that as of the date of this Supplement the penalties for prepaying the loans on Lakeshore Business Center Phases I and II would be approximately $429,000 and $461,000, respectively. The estimated prepayment penalty on the loan on Blankenbaker Business Center 1A is approximately $134,000. There is no prepayment penalty on the construction loan used to build Lakeshore Business Center Phase III.

     As another alternative to address the Partnership's deteriorating financial condition, the General Partner considered a sale of its joint venture interests in the Blankenbaker Business Center Joint Venture to NTS-Properties IV or NTS-Properties VII, the other participants in the joint venture. Similarly, the General Partner considered a sale of its joint venture interests in the Lakeshore/University II Joint Venture to NTS-Properties IV or NTS-Properties V, the other primary participants in this joint venture. However, the general partners of NTS-Properties IV, NTS- Properties V and NTS-Properties VII, through their own general partners, Mr. Nichols and NTS Capital Corporation, determined that such sales would not be in the best interests of these partnerships, primarily because the partnerships did not have sufficient excess cash to make the purchases.

     After evaluating the risks and benefits of selling all of the Partnership's assets, the General Partner determined that it would be very difficult to receive a fair price for these assets. The General Partner found that, since the Partnership's joint venture interests represent minority interests in the particular joint ventures, it would be very time consuming and costly to effectuate a sale of the joint venture interests. Minority interests are less desirable than controlling interests and no market exists for the sale of the Partnership's minority interests in its joint venture properties. Even if a market did exist there would be an extremely small number of potential purchasers. In addition, the General Partner reached the conclusion that the properties do not generate sufficient cash flow to make the minority interests attractive to a purchaser. The General Partner concluded that if the Partnership expended the time and resources necessary to effectuate the sale of its minority interests, the Partnership might continue to lose money from its operations and that, because it is a public partnership, its administrative costs would continue to deplete Partnership resources. For the above reasons, the Partnership did not attempt to sell its interests in the joint ventures.

     The General Partner found that, even if the Partnership were able to find a buyer willing to purchase its joint venture interests, there would be no guarantee that the Partnership would receive a fair price for these interests despite the fact that the Partnership would probably have to spend a significant amount of time and money to receive the best price. If the Partnership succeeded in selling its joint venture interests, it would need to pay a commission of approximately 3% to a third party to facilitate the sale, which would reduce the net proceeds. In response to an inquiry from the General Partner, a bank with whom the General Partner and its affiliates do business has stated that a proposed purchaser of the minority interests in the joint venture would likely have difficulty obtaining financing unless the purchaser was willing to pledge substantial collateral in addition to the joint venture interests themselves.

     After evaluating the risks and benefits of consummating a merger of the Partnership with us or an entity affiliated with the Partnership, the General Partner determined that the risks to limited partners and the expenses that would be incurred by the Partnership outweighed the potential benefits of a merger. For example, in order to obtain the approval of the limited partners, both the Partnership and the affiliated entity would incur expenses associated with notifying the limited partners of the merger and attempting to obtain the limited partners' approval. In addition, there is no guarantee that a majority of the limited partners would vote in favor of the merger. If a majority of limited partners voted against the merger, then those parties voting in favor of the merger would not receive payment for their Interests. As a result, the Partnership would have incurred substantial expenses, further depleting the Partnership's resources, without providing liquidity to any limited partners.

     In July 2000, Mr. Nichols, Mr. Lavin, Mr. Wells and Mr. Mitchell had a series of discussions in which they considered each of the foregoing actions. As a result of these discussions, the General Partner reached the conclusion that a third-party tender offer for of all of the outstanding Interests would provide the most expedient and practicable means by which the General Partner could accomplish its goals of preventing the costs of being a public company from further depleting the Partnership's resources and of maximizing the value of each limited partner's investment in the Partnership. In a third-party tender offer, the Partnership would not be required to use Partnership resources to fund the purchase of Interests from limited partners. Additionally, in a third-party tender offer, all limited partners would have an opportunity to receive cash for their Interests and this opportunity could benefit limited partners in light of the fact that: (i) there is no established trading market in which limited partners may liquidate their Interests; and (ii) some limited partners may not wish to continue to participate in the risks associated with ownership of minority interests in joint venture commercial real estate, including the risks associated with the uncertainties in the joint venture properties' markets.

     Following  its  determination,  the  General  Partner  discussed a proposed third-party tender offer with its various affiliates. The General Partner believed that the only public affiliates which might receive a strategic benefit from the acquisition of the Interests would be NTS-Properties IV and NTS-Properties V, which are participants in the real estate joint ventures in which the Partnership participates. The General Partner believed that NTS-Properties V, because it had an interest of over 80% in one of the joint ventures in which the Partnership participates, might receive a benefit from acquiring the Interests because it would thereby obtain the Partnership's 7.69% interest in the joint venture. However, the general partner of NTS-Properties V, through its own general partners, Mr. Nichols and NTS Capital Corporation, determined that this acquisition would not benefit NTS- Properties V because if it acquired the Interests NTS-Properties V would also be purchasing the Partnership's joint venture interests in a second joint venture in which NTS-Properties V did not have an interest. Similarly, Mr. Nichols and NTS Capital Corporation, on behalf of the general partner of NTS-Properties IV, determined that an acquisition of the Interests would not be in the best interests of NTS-Properties IV. Acquiring the Partnership's joint venture interests would allow NTS- Properties IV to gain over 50% ownership of one, but not both of the joint ventures. In addition, Mr. Nichols and NTS Capital Corporation, on behalf of the general partners of both NTS-Properties IV and NTS-Properties V, determined that neither partnership had sufficient cash to make a tender offer for the Interests. In addition, Mr. Nichols and NTS Capital Corporation did not believe it would be in the best interest of either partnership to incur debt and the legal, accounting and other expenses involved with a tender offer.

     The General Partner determined that we would be the most logical candidate to conduct a tender offer for the Interests because we have conducted tender offers for interests in public partnerships affiliated with the Partnership and had already secured financing which could be used to conduct a tender offer. We agreed to make an offer to purchase all of the outstanding Interests held by limited partners, at a price of approximately $1.00 per Interest. The General Partner determined that our Offer presented an opportunity for us to realize an acceptable return on amounts invested in acquiring the Interests, while simultaneously providing the limited partners with an opportunity to receive a fair price for their Interests. We did not prepare any formal analysis concerning the return we might receive from holding the Interests. However, we believe that if we acquire enough Interests to terminate the registration of the Interests under the Exchange Act, because of the elimination of the costs associated with being a public entity, the Partnership's financial condition might improve over time. We believe we could, if necessary, hold the Interests for a long period of time with a view to realizing any long-term appreciation from the properties held by the joint ventures in which the Partnership participates. In addition, we would have the ability to make any required capital contributions to the joint ventures. We and the General Partner do not believe that the Partnership will be able to profit from long-term appreciation associated with these properties because, in the absence of a merger or other business combination, it would likely be forced into liquidation. In addition, because our Offer is not conditioned on the tender of a minimum number of Interests, the General Partner determined that it would provide limited partners with the opportunity to receive liquidity even if we did not succeed in gaining control of the Partnership.

     Upon our proposal to make a tender offer at a price of approximately $1.00 per Interest, the General Partner engaged Integra Chapman & Bell, a real estate appraisal company, to prepare a valuation of the Interests. The General Partner selected Integra Chapman & Bell because the firm was familiar with the Partnership and had previously performed appraisals of two properties owned by the two joint ventures in which the Partnership participates. In the past two years NTS Corporation, the parent company of NTS Capital Corporation, the corporate general partner of the General Partner, paid Integra Chapman & Bell a total of approximately $22,500 for services which included the appraisal of properties and the valuation of interests in private limited partnerships.

     In October 2000, Integra Chapman & Bell gave a preliminary indication that the value of the Interests would be between a negative number and $1.45. We subsequently raised the price from $1.00 to $1.15 per Interest. On October 20, 2000, Integra Chapman & Bell issued its valuation report in which it indicated that the range of values for the Interests was $(2.13) to $1.45. In addition to the appraisal report, the General Partner requested a separate opinion from Integra Chapman & Bell regarding the fairness of the transaction to limited partners. Integra Chapman & Bell issued an opinion on October 23, 2000, in which it found that the price of $1.15 per Interest was fair to the limited partners from a financial point of view.

     In establishing the Purchase Price, we reviewed certain publicly available information and certain information made available to us by the General Partner and its affiliates. Such information included, among other things: (i) a range of values established by Integra Chapman & Bell's independent appraisal of the Interests; (ii) the Partnership Agreement; (iii) the Partnership's annual reports on Form 10-K for the years ended December 31, 1999 and December 31, 1998; (iv) financial information relating to the Partnership for the first and second quarters of 2000; (v) mortgages and associated documents relating to the joint venture properties; (vi) other information provided by the General Partner and its affiliates regarding property management and administrative services provided to the Partnership; and
(vii) information concerning repurchases of Interests by the Partnership and third-party transactions involving Interests. Our determination of the Purchase Price was based on our analysis of the foregoing information and the other financial information and analyses concerning the Partnership summarized below.

Section 2.        Determination of the Purchase Price and Fairness of the Offer.

     Part I, Section 2 of the Offer to Purchase is amended and restated in its entirety to read as follows:

     Determination of the Purchase Price. The General Partner obtained an appraisal of the value of the Interests from the firm of Integra Chapman & Bell, a real estate appraisal company. We agreed to reimburse the Partnership for the cost of obtaining this report. The Partnership paid Integra Chapman & Bell a total of $25,000 in connection with the preparation of this report and the fairness opinion disclosed below. This valuation was prepared in conformance with the most recent published information and court rulings relating to appraisal of minority interests in real estate. In its report dated October 20, 2000, Integra Chapman & Bell estimated the value of each Interest to be between $(2.13) and $1.45, with the exact Interest price dependent on the motivation of the buyer and the seller. See Part I, Section 3 of this Offer to Purchase. Although we believe that any price within such range would be fair to limited partners, and were motivated to establish the lowest price within such range of fairness that might be acceptable to limited partners, we recognized the subjective nature of real estate valuation, and decided to offer $1.15 per Interest.

     General Partnership's Determination of the Fairness of the Offer. While the Purchase Price is not the result of arm's-length negotiations between us and the Partnership, the General Partner believes that the Purchase Price and the other terms of the Offer are fair to unaffiliated limited partners who tender Interests in response to the Offer. In evaluating the Offer, the General Partner based its conclusion on the following:

o the fact that the Purchase Price falls within a range of estimated values for the Interests calculated by an unaffiliated appraiser;

o the fact that the information available to the Partnership indicated that the majority of transactions in the Interests since 1998 occurred within a range of $.50 to $1.15;

o the fact that the weighted average price paid for the Interests since 1998, in transactions of which the Partnership is aware, is approximately $1.00;

o    the Partnership's net book value of $(.92);

o the fact that the $1.15 Purchase Price includes a 15% premium over the $1.00 price paid by the Partnership to repurchase Interests in 1996 through 2000, and by us in February 2000;

o the opinion from the Partnership's independent auditors questioning the ability of the Partnership to continue as a going concern;

o the fact that the Purchase Price is equal to the purchase price offered by an unaffiliated third party in September 1998, despite the Partnership's financial condition having significantly deteriorated since that time;

o the fact that the Offer will provide limited partners the opportunity to receive cash for their Interests within a short period of time, and that this opportunity may benefit limited partners in light of the fact that (i) there is no established trading market in which limited partners may liquidate their Interests and (ii) some limited partners may not wish to continue to participate in the risks associated with ownership of minority interests in joint venture commercial real estate, including the risks associated with the uncertainties in the joint venture properties' markets;

o the General Partner's belief that the high administrative costs of being a public partnership, which have averaged about $61,000 over the last three years, are draining the Partnership's resources, including the cash flows generated by the joint venture properties, and will continue to do so, unless the company is taken private by means of this Offer;

o the fact that the amount and timing of liquidating distributions to limited partners in the event of the Partnership's liquidation would be subject to considerable uncertainties, and would depend upon the then-current markets for the joint venture properties, as well as upon the amounts that would be required to be reserved to satisfy contingent liabilities associated with property sales;

o the fact that the Offer is not subject to a financing contingency, which increases the likelihood that limited partners who desire to tender their Interests and realize liquidity will be able to do so;

o the fact that we have not limited the amount of Interests to be purchased from limited partners, but will purchase all Interests duly tendered pursuant to the Offer; and

o the fact that the Offer has been evaluated by an unaffiliated third party who determined that the Offer is fair to limited partners.

     The General Partner did not find it practicable to attach specific relative weights to the factors described above. However, in considering the estimates of value for the Interests calculated by Integra Chapman & Bell using three different methodologies, the General Partner gave most weight to the discounted cash flow analysis, which produced a range of estimated values of $.12 to $.45 per Interest. As did Integra Chapman & Bell, the General Partner gave this estimate the most weight because it accounted for future changes in cash flows. The General Partner gave the least weight to the comparable transaction analysis, which produced a range of estimated values of $1.19 to $1.45 per Interest. Integra Chapman & Bell noted that this analysis assumed the existence of a motivated purchaser. The General Partner determined that it was somewhat unlikely that a motivated purchaser would make an offer for Interests in the foreseeable future. The General Partner does not believe that the Partnership is an attractive candidate for takeover because of its minority positions in the real estate joint ventures in which it participates, which prevent it from exercising control over the properties, and because of its limited cash flow. In addition, while the General Partner has become aware of several tender offers in recent years for partnerships affiliated with the Partnership, no third party has made a tender offer for Interests in the Partnership since September 1998. The General Partner found that the reliability of the transaction prices for the Interests was reduced by the lack of an active market.

     The General Partner noted that as an interim step in the comparable public partnership analysis conducted by Integra Chapman & Bell, the firm estimated a value for the Interests of $1.26 to $2.58 by applying multiples of earnings used to value other limited partnerships to the Partnership's earnings. However, Integra Chapman & Bell found that those estimates were not a reliable indicator of what a purchaser would pay for the Interests, given the Partnership's negative cash flow and the fact that the cash flow was not expected to improve in the near future. Integra Chapman & Bell found that the implied equity value was a more reliable indicator of the value of the Interests than were estimates based on earnings multiples. The General Partner, for the same reason, placed very little reliance on valuations based on earnings multiples.

     In assessing the fairness of the Offer, the General Partner considered the facts that, because we and our affiliates already own about 5% of the outstanding Interests, we can gain control of the Partnership if less than a majority of the unaffiliated limited partners tender their Interests to us, and that no independent representative of the unaffiliated limited partners was appointed to negotiate the Purchase Price. In addition, the General Partner has a conflict of interest with regard to the Offer because of, among other things, its affiliation with us. Moreover, the General Partner recognized that we have an incentive to purchase the Interests at a low price, and that Mr. Nichols and NTS Capital Corporation, who, approved the transaction as the general partners of the General Partner, are also affiliated with us and therefore not independent. See Part I, Section 5 of the Offer to Purchase. The General Partner considered these factors to be outweighed by the factors described above, particularly the fact that an independent third party determined that the offer is fair to the limited partners from a financial point of view, the Partnership's questionable status as a going concern and the fact that the majority of transactions in the Interests have been within a range of $.50 to $1.15.

     Determination by Us, J.D. Nichols, Brian Lavin and the Partnership Regarding Fairness of the Offer. We, Mr. Nichols, Mr. Lavin and the Partnership have determined that the offer is fair to you. Our fairness determination, as well as that of Mr. Nichols, Mr. Lavin and the Partnership, is based on the same factors considered by the general partner in making its determination. We have a conflict of interest in connection with this fairness determination because we are making the offer and have an incentive to acquire interests at a low price and make a profit. Mr. Nichols and Mr. Lavin also have a conflict of interest because of their ownership of us and their decision-making authority in connection with the general partner. The Partnership has a conflict of interest because of its affiliation with us. See Part I, Sections 2 and 5 of the Offer to Purchase.

Section 3.  Summary of the  Appraisal  of  Partnership  Interests  and  Fairness
            Opinion.

     The following information amends and supplements the information provided under the subheading Comparable Public Partnership Analysis in Part I, Section 3 of the Offer to Purchase:

     As described in more detail in the Offer to Purchase, one of the methods used by Integra Chapman & Bell to estimate a value for the Interests was the Comparable Public Partnership Analysis, under which Integra Chapman & Bell compared the Partnership with other real estate limited partnerships. To locate public partnerships which might be comparable to the Partnership, Integra Chapman & Bell reviewed volumes of the publication Partnership Profiles for the years 1997 through 2000. The comparable partnerships which were analyzed were Consolidated Capital Institution Properties/2, Damson/Birtcher Realty Income Funds I and II, Davidson Growth Plus, L.P. and Krupp Realty Fund III. Integra Chapman & Bell selected these partnerships for comparison because, like the Partnership, they were the subject of a going private transaction and had ceased cash distributions in the three to five years before the transaction. In comparing the ratios of the prices paid for interests in the other partnerships to the Earnings Before Interest and Taxes ("EBIT") and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") with the corresponding ratio for the Partnership, Integra Chapman & Bell excluded the ratios for Consolidated Capital Institution Properties. Integra Chapman & Bell found that this Partnership, which held mortgages on real estate and a large amount of cash, was not comparable to the other Partnerships described above, or the Partnership, because it had positive cash flow and was making cash distributions. After multiplying the Partnership's EBIT and EBITDA by the average multiples of the remaining partnerships, Integra Chapman & Bell arrived at an estimated market value of $1.26 to $2.58. However, Integra Chapman & Bell found that the implied equity value of $(2.13) to $(.81) was a more accurate indicator of value for the Partnership because it took into account the Partnership's current and projected negative cash flows.

     The following information amends and supplements the information provided under the subheading Discounted Cash Flows in Part I, Section 3 of the Offer to
Purchase:

     In conducting its discounted cash flow analysis, Integra Chapman & Bell estimated the gross revenues of the Partnership over the next ten years, before expenses. In projecting these cash flows, Integra Chapman & Bell began by using estimates of gross revenues which it prepared in connection with appraisals of the joint ventures in which the Partnership participates. See Section 3A below. Integra Chapman & Bell then multiplied the gross revenue estimates for each property by the Partnership's indirect ownership percentage in the property to determine the Partnership's share of these gross revenues for each year. Integra Chapman & Bell assumed that the Partnership's percentage ownership in the joint ventures would remain the same for the next ten years. From the Partnership's share of this cash flow, Integra Chapman & Bell subtracted the Partnership's projected administrative expenses, bank charges, and debt service. The projections of administrative expenses were calculated using an estimate provided by the Partnership for 2000, and assuming that these expenses would increase by 3% per year. Similarly, to project bank charges Integra Chapman &

Bell used historical expenses and assumed that the expenses would increase by 3% per year. Integra Chapman & Bell projected the Partnership's debt service expenses using information provided by the Partnership on the payments required to be made under the mortgages for the joint venture properties. Integra Chapman & Bell assumed that the Partnership's debt structure would not change in the ten-year period. Subtracting the total projected Partnership expenses for each year from the projected gross revenues yielded the estimated cash flows for each year.

Section 3A.       Summary of Real Estate Appraisals.

     The following section is a summary of the real estate appraisals relied upon by Integra Chapman & Bell in connection with its appraisal of the Interests. This section was not included in the original Offer to Purchase.

     Appraisal of Lakeshore Business Centers I and II.
     -------------------------------------------------

     Summary of Appraisal. On June 23, 2000, Integra Chapman & Bell prepared an appraisal report for Lakeshore Business Centers I and II, and a tract of land adjacent to Lakeshore Business Centers I and II. The appraisal report estimated the market values of these properties as of November 2, 1999. Integra Chapman & Bell later issued a supplement to the appraisal dated August 15, 2000. The properties are located on three adjacent tracts in Ft. Lauderdale, Florida.

     Assumptions and Scope. In conducting its appraisal of the properties, Integra Chapman & Bell assumed, among other things, that:

o    Financing is available to a creditworthy purchaser for the properties;

o    The properties have no environmental problems; and

o The vacant site is considered "excess land" and can accommodate an office building of approximately 35,000 square feet.

Integra Chapman & Bell did not conduct a market study, but it did review current market trends.

     Sources of Information. In determining the appraised values of the properties, Integra Chapman & Bell considered, among other information, the following:

o The legal attributes of the properties, such restrictions on their use or the existence of agreements to sell the properties;

o    The assessed valuations and estimated property taxes for the properties;

o Characteristics of the neighborhood in which the properties are located, including the types of buildings surrounding the properties and utilities accessed by the properties;

o    Information on sale prices and rents for comparable properties;

o The "site attributes" of the properties, which include the size and shape of the land, number of parking spaces, access to roadways and ratio of the square footage of the buildings to the square footage of the land;

o The "improvement attributes" of the properties, which include the size, age and condition of the buildings;

o The "economic attributes" of the properties, which include the uses which may be made of the properties under existing legal, physical and financial constraints;

     Overview of Valuation Methodologies. As a threshold matter, Integra Chapman & Bell determined whether the current use of the properties equaled their "highest and best," or most productive, use. If the current use of the properties were different than their highest and best use, this would affect their values. However, Integra Chapman & Bell determined that the current use of the properties for office space was also their highest and best use. After making this determination, Integra Chapman & Bell determined the appraised values of the properties by using the following valuation methods, both of which are described in more detail below:

         1. Sales Comparison Approach -- Under this approach,  Integra Chapman &
            -------------------------
Bell estimated the value of the properties by determining the sale prices per square foot of comparable properties, adjusting the prices to account for differences between the comparable properties and the Lakeshore properties, and multiplying these adjusted prices by the square footage of the Lakeshore properties.

         2. Income Approach -- Under the Income Approach, Integra Chapman & Bell
            ---------------
calculated estimated values for the properties by projecting their future cash flows and discounting these cash flows to their present value.

     Integra Chapman & Bell did not use the Cost Approach, another common valuation approach, because using this method requires accurate estimates of the amounts by which buildings have depreciated, which becomes difficult as buildings become older. Both Lakeshore I and II were over nine years old. In addition, the Cost Approach is not relied upon by investors as an accurate method of valuation.

     Sales Comparison Approach. Under the Sales Comparison Approach, Integra Chapman & Bell first valued the land component for each of the properties. In valuing the land, Integra Chapman & Bell selected four vacant tracts of land located in Ft. Lauderdale which were sold between June 1998 and April 1999. These tracts were sold at a price per acre ranging from $198,735 to $365,549. Integra Chapman & Bell then adjusted the actual prices per acre to adjust for inflation and changes in market conditions from the time of sales to the date of the report, resulting in an adjusted price per acre ranging from $206,167 to $380,865. These prices were then adjusted to account for differences in location between the comparable properties and the Lakeshore properties. The tracts on which Lakeshore II is located and the vacant tract were valued at $255,000 per acre based on the average of the per-acre prices for the comparable tracts. The land on which Lakeshore I is located was found to be inferior, and accordingly was valued at $200,000 per acre. Multiplying these estimated prices per acre by the number of acres in the three tracts of land yielded estimated approximate values of $1,500,000 for Lakeshore I, $1,700,000 for Lakeshore II and $750,000 for the vacant excess land.

     Integra Chapman & Bell valued the Lakeshore I and II properties by determining the price per square foot which was paid for comparable properties, including the land and improvements, in recent transactions. From this price per square foot, Integra Chapman & Bell subtracted out the portion of the price per square foot attributable to the land, as distinguished from the improvements, to improve the reliability of the comparison. Integra Chapman & Bell then adjusted the price per square foot to account for differences in the age of the properties. The estimated value per square foot of the Lakeshore I and II land was then added back to the resulting figures to arrive at a range of comparable values for Lakeshore I and II of $71.27 to $102.77. Integra Chapman & Bell found that Lakeshore I and II were most similar to four of the properties, and based on the adjusted values of these properties used a value of $90.00 per square foot for Lakeshore I and II. Using the value of $90.00 per square foot yielded a value for Lakeshore I of approximately $9,500,000 and a value for Lakeshore II of approximately $9,000,000.

     Income Approach. The second valuation method used by Integra Chapman & Bell was the Income Approach. Under this approach, Integra Chapman & Bell estimated the cash flow for each of the properties, before debt service and taxes, over a ten-year period. To project the cash flow, Integra Chapman & Bell began with the potential gross revenues for the properties at full occupancy, which were based on an analysis of the current rents, and the rents for comparable properties in the same market as the properties. The anticipated rents were then adjusted to account for anticipated vacancies, and to these adjusted figures Integra Chapman & Bell added the amounts which would be expected to be received from tenants for reimbursements of expenses. Integra Chapman & Bell then subtracted anticipated operating expenses and leasing and capital costs to arrive at the projected net cash flow. For each of the properties, Integra Chapman & Bell determined the value of the cash flows for years one through nine, discounted to present value, and added to this figure the capitalized value of the year ten cash flow, also discounted to present value. The rate at which the year ten cash flow was calculated, or the "reversion rate," was determined by comparing capitalization rates for comparable properties and adjusting these rates to account for the risks associated with owning the properties over the next ten years. In addition, the reversion rate for Lakeshore II was determined to be higher than the rate for Lakeshore I, because Lakeshore II has a higher percentage of leases expiring by the third year following the date of the appraisal. The reversion rates used by Integra Chapman & Bell under this analysis were 10% for Lakeshore I, and 10.25% for Lakeshore II. Integra Chapman & Bell determined the rate at which the cash flows for years one through nine should be discounted by analyzing the yields on selected fixed income instruments, and comparing discount rates for similar office buildings across the nation. Under this analysis, Integra Chapman & Bell determined that the appropriate discount rates were 10.5% for Lakeshore I and 10.8% for Lakeshore II. Under this discounted cash flow analysis, Integra Chapman & Bell estimated a value of $9,800,000 for Lakeshore I, and $9,000,000 for Lakeshore II.

     Final  Conclusion.  Integra  Chapman  & Bell  determined  that  the  Income
Approach was the most reliable indicator of the values for the properties, because it was based on projections of income which utilized information from the current leases and leases on comparable properties. However,

Integra Chapman & Bell also determined that the Sales Comparison Approach was reliable, given the availability of data on comparable properties, and this approach was found to support the values determined by the Income Approach. For the vacant land, Integra Chapman & Bell initially valued the land at $750,000, which was determined using the Cost Approach. However, Integra Chapman & Bell later issued an addendum to the original appraisal, dated August 15, 2000, which updated the valuation of the vacant land to account for the fact that construction of an office building to be named Lakeshore III had begun on the land. In this addendum, Integra Chapman & Bell estimated the value of the land and the partially-constructed building based on the costs which had been incurred as of July 20, 2000. Under this analysis, the estimated value for Lakeshore III was $1,600,000. The following is a summary of the values determined by Integra Chapman & Bell for the three properties:


Property                                                   Appraised Value
--------                                                   ---------------
Lakeshore I                                                $9,800,000
Lakeshore II                                               $9,000,000
Lakeshore III                                              $1,600,000


     Appraisal of Blankenbaker Center 1A.
     ------------------------------------

     Summary of Appraisal. On March 31, 2000, Integra Chapman & Bell prepared an appraisal report for Blankenbaker Business Center 1A, an office building in Jeffersontown, Kentucky. The appraisal report estimated the market value of this property as of October 30, 1999.

     Assumptions and Scope. In conducting its appraisal of the property, Integra Chapman & Bell assumed, among other things, that:

o    Financing is available to a creditworthy purchaser for the property;

o    The property has no environmental problems; and

o The property is 100,640 square feet, and leased to a single tenant, which limits the utility of the property.

Integra Chapman & Bell did not conduct a market study, but it did review current market trends.

     Sources of Information. In determining the appraised values of the property, Integra Chapman & Bell considered, among other information, the following:

o The legal attributes of the property, such as restrictions on its use or the existence of agreements to sell the property;

o    The assessed valuations and estimated property taxes for the property;

o Characteristics of the neighborhood in which the property is located, including the types of buildings surrounding the property and utilities accessed by the property;

o    Information on sale prices and rents for comparable properties;

o The "site attributes" of the property, which include the size and shape of the land, number of parking spaces, access to roadways and the ratio of the square footage of the building to the square footage of the land;

o The "improvement attributes" of the property, which includes the size, age and condition of the building;

o The "economic attributes" of the property, which include the uses which may be made of the property under existing legal, physical and financial constraints;

     Overview of Valuation Methodologies. As a threshold matter, Integra Chapman & Bell determined whether the current use of the property was the "highest and best," or most productive, use. If the current use of the property were different than its highest and best use, this would affect its value. However, Integra Chapman & Bell determined that the current use of the property for office space was also its highest and best use. After making this determination, Integra Chapman & Bell determined the appraised values of the property by using the following valuation methods, both of which are described in more detail below:

     1. Sales Comparison Approach -- Under this approach, Integra Chapman & Bell
        -------------------------
estimated the value of the property determining the sale prices per square foot of comparable properties, adjusting the prices to account for differences between the comparable properties and the property, and multiplying these adjusted prices by the square footage of the property.

     2. Income  Approach -- Under the Income  Approach,  Integra  Chapman & Bell
        ----------------
calculated estimated values for the property by projecting its future cash flows and discounting these cash flows to their present value.

     Integra Chapman & Bell did not use the Cost Approach, another common valuation approach, because using this method requires accurate estimates of the amounts by which buildings have depreciated, which becomes difficult as buildings become older. Blankenbaker Business Center 1A was built in 1984. In addition, the Cost Approach is not used by investors as a reliable method of valuation.

     Sales Comparison Approach. Under the Sales Comparison Approach, Integra Chapman & Bell first valued the land component of the property. In valuing the land, Integra Chapman & Bell selected five vacant tracts of land located in Louisville or Jeffersontown, Kentucky which were sold between August 1995 and June 1999. These tracts were sold at a price per square foot ranging from $3.03 to $5.75. Integra Chapman & Bell then adjusted the actual prices per square foot to adjust for inflation and changes in market conditions from the time of sales to the date of the report, resulting in an adjusted price per square foot ranging from $3.06 to $6.71. To facilitate a comparison with the vacant land which is part of the property, the prices per square foot were further adjusted to account for differences in size, location and utility between this land and the comparable tracts of land. After these adjustments, the prices for the comparable tracts ranged from $2.99 to $5.93 per square foot. Integra Chapman & Bell estimated the value of the land on which the property is located at $4.00 per square foot, based on the prices per square foot for the two tracts which were most comparable to this land. Multiplying this estimated price by the land's square footage of 227,732 yielded an approximate estimated value of $910,000.

     Integra Chapman & Bell valued the Blankenbaker Business Center 1A property by determining the price per square foot which was paid for seven comparable properties, including the land and improvements, in recent transactions. From this price per square foot, Integra Chapman & Bell subtracted out the portion of the price per square foot attributable to the land, as distinguished from the improvements, to improve the reliability of the comparison. Integra Chapman & Bell then adjusted the price per square foot to account for differences in the age of the properties, and in the amount of capital expenditures which had been made on them. The estimated value per square foot of the Blankenbaker Business Center 1A land was then added back to the resulting figures to arrive at a range of comparable values for Blankenbaker Business Center 1A of $53.01 to $82.37. The average of the adjusted prices for the comparable properties was approximately $65 per square foot. Multiplying this price by the 100,640, the square footage of the building, yielded an estimated value of approximately $6,500,000.

     Income Approach. The second valuation method used by Integra Chapman & Bell was the Income Approach. Under this approach, Integra Chapman & Bell estimated the cash flow for the property, before debt service and taxes, over a ten-year period. To project the cash flow, Integra Chapman & Bell began with the potential gross revenue for the property, which was based on an analysis of the current rents, and the rents for comparable properties in the same market as the property. In addition, Integra Chapman & Bell noted that while the property is currently leased by a single tenant, once this tenant's lease expires in July 2005 it is unlikely that a single tenant will continue to occupy the property. Accordingly, in projecting the property's rental income, Integra Chapman & Bell assumed that the property's income would decline for a period, during which the property would need to be converted into four separate tenant spaces and re-leased. To the rents, Integra Chapman & Bell added the amounts which would be expected to be received from tenants for reimbursements of expenses, and subtracted operating expenses, and leasing and capital costs to arrive at the projected net cash flow, also discounted to present value. Integra Chapman & Bell determined the value of the cash flows for years one through nine, discounted to present value, and added to this figure the capitalized value of the year ten cash flow. The rate at which the year ten cash flow was calculated, or the "reversion rate," was determined by comparing capitalization rates for comparable properties and adjusting these rates to account for the risks associated with owning the property over the next ten years. The reversion rate used by Integra Chapman & Bell under this analysis was 9.75%. Integra Chapman & Bell determined the rate at which the cash flows for years one through nine should be discounted by analyzing the yields on selected fixed income instruments, and comparing discount rates for similar office buildings across the nation. Under this analysis, Integra Chapman & Bell determined that the appropriate discount rate was 10.0%. Using the discounted cash flow analysis, Integra Chapman & Bell estimated a value of $6,800,000 for Blankenbaker Business Center 1A.

     Final Conclusion. Integra Chapman & Bell determined that the Income Approach, which resulted in an estimated value of $6,800,000, was the most reliable indicator of the value for the property, because it was based on projections of income which utilized information from the current leases and leases on comparable properties. However, Integra Chapman & Bell also determined that the Sales Comparison Approach was reliable, given the availability of data on comparable properties, and this approach was found to support the value determined by the Income Approach.

Section 4.        Purpose of the Offer and Structure of the Transaction.

     The following information amends and supplements the information provided under the subheading Purpose in Part I, Section 4 of the Offer to Purchase:

     If, as a result of the Offer, we succeed in obtaining a majority of the Interests, we may propose and seek to have the Partnership consummate a merger or similar business combination with us or with other limited partnerships that are affiliated with the Partnership. If you do not tender your Interests and we gain control of the Partnership and later complete such a merger or similar business combination, you would receive the consideration which is negotiated between the parties to the transaction, which might be cash or an interest in the affiliated entity. You would not have the right to vote to approve or disapprove the transaction. However, if, at the time of the merger, we have less than 500 limited partners, you would have the right, if you follow procedural rights specified in Florida's limited partnership law, to have a court determine the fair value of your Interests and to receive payment of this fair value. The fair value could be determined to be more or less than the value of the consideration paid in the merger. There is no assurance, however, that we will seek to have the Partnership enter into a merger even if we gain control of it.

                                     PART II
                                    THE OFFER

     Section 1. Effect of the Offer on Limited Partners.

     The following information amends and supplements the information provided in Part II, Section 1 of the Offer to Purchase:

     If you do not tender your interests in this Offer, you will be eligible to receive any future distributions made by the Partnership, whether made quarterly or in a liquidation. However, there is no assurance that either type of distribution will be made in the future. See "Risk Factors - Cash distributions have been suspended and may be permanently eliminated" and Part II, Section 7 of the Offer to Purchase.

     Section 8. Effects of the Offer.

     Part II, Section 8 of the Offer to Purchase is amended and restated in its entirety to read as follows:

     As noted above, it is likely that the registration of the Partnership's Securities under the Exchange Act will be terminated if, as a result of the Offer, the Partnership has fewer than 300 Partners. If the Partnership's Exchange Act registration is terminated, we expect its administrative costs to be reduced by approximately $61,000 per year.

     If the Offer is fully subscribed, we will use approximately $827,956 to purchase 611,266 Interests and pay costs associated with the Offer. This will have the effect of reducing the cash available to fund our future needs and contingencies. If the Offer is fully subscribed, our interest in the net book value of the Partnership will increase from ($15,547), or 2.62%, to ($579,005), or 97.59%. Our interest in any net earnings would increase from 2.62% to 97.59%. The Partnership, however, has not made cash distributions since March 1991. Any purchases by us in the Offer would have an indirect economic effect on the economic interests of Mr. Nichols and Mr. Lavin which is similar to the effect on us because Mr. Nichols and Mr. Lavin own 90% and 10% of our membership interests, respectively.

     Upon completion of the Offer, if we have not acquired all of the Interests owned by non- affiliates, we may consider purchasing any Interests not purchased in the Offer. Any such purchases may be on the same terms as the terms of this Offer or on terms which are more favorable or less favorable to limited partners than the terms of this Offer. Rule 13e-4 promulgated under the Exchange Act prohibits us from purchasing any Interests, other than pursuant to the Offer, until at least ten (10) business days after the Expiration Date. Any possible future purchases by us will depend on many factors, including, but not limited to, the market price of Interests, the results of the Offer, the Partnership's business and financial position and general economic market conditions.

     If we gain control of the Partnership, we may seek to have the Partnership engage in a merger or similar transaction with another entity, which could include an affiliate of ours and of the Partnership. See Part I, Section 4 of the Offer to Purchase. Entities which we believe may be potential parties to a this type of transaction might include NTS-Properties IV, Ltd. and NTS-Properties V, which are the other participants in the real estate joint ventures in which the Partnership has interests. If one of these entities engaged in a merger with the Partnership, the entity would pay any remaining partners cash, or issue limited partnership interests in the entity, in exchange for Interests. We would also receive the same consideration in exchange for our Interests. The advantage to one of these entities would be that, as the owner of 100% of the Interests, it would gain control of the Partnership's joint venture interests, which would give it a greater share of the cash flow from the joint venture property. See Part II, Section 10 of the Offer to Purchase.

                                                                  EXHIBIT (c)(5)



                        Amendment dated January 15, 2001
      to Fairness Opinion of Integra Chapman & Bell dated October 23, 2000

         January 15, 2001



         NTS-Properties Plus Associates
         c/o J.D. Nichols
         10172 Linn Station Road
         Louisville, Kentucky 40223

         Reference:  Amendment Fairness Opinion January 12, 2001

         Dear Mr. Nichols:

                  Following is a revision of a fairness opinion dated October 23, 2000 as requested by the SEC. The revision is found on page four, the last page of the letter.

                  This presentation does not address any other assets, holdings, partnerships, or ventures nor does it provide as to the capital requirements or availability of capital by ORIG to purchase the partner's Interest. Integra Chapman & Bell was retained to provide this fairness opinion. Integra Chapman & Bell has no interest in the NTS-Properties Plus Ltd. Partnership and commits that it will not participate in this partnership for the next 24 months. This opinion is for the use of the General Partner. Integra Chapman & Bell requests prior approval for inclusion to filings with the Securities and Exchange Commission. Parts of this letter may not be quoted or quotes extracted without prior approval. This opinion does not constitute a recommendation to the limited partners on any aspect of the purchase or to ORIG if it offers to purchase the Interests.

                  The  intention  of  revisions  to this paragraph was to delete
         the  word  "solely"  from   the  sentence.    This  opinion  is  solely
         for the use...

         Sincerely yours,

         /s/ George M. Chapman

         George M. Chapman MAI SRA CRE

         GMC:lja